March 28, 2025

Matthew Walker
Chief Operating Officer
Tejon Ranch Co.
Post Office Box 1000
Tejon Ranch, California 93243

       Re: Tejon Ranch Co.
           Preliminary Proxy Statement on Schedule 14A filed March 21, 2025 File No. 001-07183
Dear Matthew Walker:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 21, 2025
General

1.     We note the statements on your proxy card that if    you do not
specifically instruct
       otherwise, this WHITE proxy card will confer such named proxies with the authority
       to cumulate votes among the Company Nominees you mark    FOR    at their
discretion
       so as to provide for the election of the maximum number of Company Nominees, including the order of priority of such Company Nominees to whom such votes may
       be allocated    (emphasis omitted), and if    you do not wish to grant
the named proxies
       discretionary authority to cumulate your votes in the election of directors, you must indicate this on your proxy card in accordance with the instructions set forth below.
       Please revise to clarify that, absent specific instructions to the contrary, the named proxies may cumulate votes only if the proxy card is unmarked or voted solely for
       Company Nominees, or advise.
2. Refer to comment 1. Similar disclosure appears in the third paragraph on page three of the proxy statement. Please revise to clarify such disclosure in the same manner as
 March 28, 2025
Page 2

       discussed in comment 1, or advise.
3.     Refer to the following disclosure on page three:    If you do not wish
to grant the proxy
       holders discretionary authority to cumulate your votes in the election of directors, you must indicate this on your proxy card in accordance with the instructions set forth therein. Shareholders must indicate this by checking the box on the proxy card to indicate they want to cumulate on the front of the card and filling out specific instructions in the space provided as to how they want their votes allocated on the
       back of the card.    No such checkbox appears to exist on the front of
the proxy card.
       Please revise or advise.
4. Please confirm that the proxy services vendor that the Company has hired to record proxy votes is able to record cumulative votes, including pursuant to specific cumulative voting instructions provided by shareholders in response to the checkbox on your proxy card. Please also confirm that all voting platforms, including online and telephone voting platforms, are able to accommodate the processing of cumulative voting.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions